UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549
____________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of February, 2012.

Commission File Number: 1-35016

SGOCO Group, Ltd.

14/F, Building #4, Beijing International Center

No. 38 East 3rd Ring Road North

Chaoyang District, Beijing

Fujian, China 100026

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ý Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Effective February 15, 2012, Ms. Weiwei Shangguan resigned from the Board of Directors of SGOCO Group, Ltd. (the “Company”) due to personal reasons. Ms. Shangguan’s resignation was not a result of any disagreements relating to the Company’s operations, policies or practices and there were no disagreements between Ms. Shangguan and any officer or director of the Company.

On February 15, 2012, the Board appointed Mr. Yoann Normandeau to fill the independent director vacancy created by the resignation of Ms. Shangguan. Mr. Normandeau currently serves as an immigration lawyer for ACIC Inc.

A copy of the related press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

This report is hereby incorporated by reference to the Registration Statement on Form F-3 (File No. 333-176437) of the Company.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SGOCO Group, Ltd.

Date: February 22, 2012	By:	/s/ Burnette Or
Burnette Or
Chief Executive Officer

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Exhibit Index

Exhibit Number	Description

99.1	Press release dated February 21, 2012

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